UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

RICHARDSON ELECTRONICS, LTD.

(Name of issuer)

Common Stock, par value $.05 per share

(Title of class of securities)

763165107

(CUSIP number)

October 1, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763165107
1	Name of reporting person S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward J. Richardson
2	Check the appropriate box if a member of a group NA
3	SEC use only
4	Citizenship or place of organization U. S. A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 3,052,713
	7	Sole dispositive power 3,052,713*
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 3,052,713
10	Check box if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row 9 17.22%
12	Type of reporting person IN

*	Shares subject to contractual restrictions on transfer. See Item 4.

This Amendment Number 22 amends the Schedule 13G dated February 1, 2010, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the “Company”) as follows:

Item 4.	Ownership

Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

	(a)	Amount Beneficially Owned. 3,052,713 shares beneficially owned, includes 3,025,188 shares which would be issued on conversion of an equal number of Issuer’s Class B Common Stock, $.05 par value, beneficially owned by Mr. Richardson. Does not include 15,660 shares of Common Stock owned by William G. Seils as custodian for Alexander Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richardson, and 7,000 shares of Common Stock owned by William G. Seils as custodian for Nicholas Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richardson; and 1,187 shares held by Alexander Richardson and 1,188 shares held by Nicholas Richardson, his sons, in their own name, and 11,897 shares owned by Gudrun M. Richardson, Mr. Richardson’s wife, over which shares he has neither the power to vote nor to direct the disposition thereof.

On October 1, 2010, Arrow Electronics, Inc. (“Arrow”), the Issuer and certain of the Issuer’s subsidiaries entered into an Acquisition Agreement (the “Acquisition Agreement”), pursuant to which Arrow will acquire all of the assets primarily used or held for use in, and certain liabilities of, the Issuer’s RF, Wireless & Power Division (“RFPD”) , as well as certain other assets of the Issuer, including its information technology assets, in exchange for $210 million in cash payable at closing, subject to a post-closing working capital adjustment. A copy of the Acquisition Agreement is filed as Exhibit 2.1 to Issuer’s Current Report on Form 8-K, filed October 1, 2010. The consummation of the RFPD sale requires approval of the Issuer’s stockholders. As an inducement for Arrow to enter into the Acquisition Agreement, Mr. Richardson entered into a Voting Agreement with Arrow pursuant to which he agreed to vote all of his shares of Common Stock in favor of the Acquisition Agreement and the transactions contemplated thereby. As a result, Mr. Richardson will share voting power for his beneficially owned shares for the sole purposes set forth in the Voting Agreement. A copy of the Voting Agreement is filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed October 1, 2010.

	(b)	Percent of Class

17.22%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

None

		(ii)	Shared power to vote or to direct the vote

3,052,713

		(iii)	sole power to dispose or to direct the disposition of

None

		(iv)	shared power to dispose or to direct the disposition of

3,052,713

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2010

Signature	/S/ EDWARD J. RICHARDSON
Name	Edward J. Richardson